

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2015

<u>Via e-mail</u>
Kim Thompson
Chief Executive Officer
Kraig Biocraft Laboratories, Inc.
120 N. Washington Square, Suite 805
Lansing, Michigan 48933

> **Re: Kraig Biocraft Laboratories, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 9, 2015**
> **File No. 333-199820**

Dear Mr. Thompson:

This letter is to advise you that a preliminary review of the above-referenced current registration statement on Form S-1 indicates that it fails to comply with the applicable requirements of the form because it does not contain current financial information. In this regard, we note that you did not have profitable operations in either of the last two fiscal years. As a result, the September 30, 2014 balance sheet that you provided in this amendment was timely only through the 45th day after the most recent fiscal year-end. Please refer to our Financial Reporting Manual at 1220.2, available online at http://www.sec.gov/divisions/corpfin/cffinancialreportingmanual.pdf, and Item 210.8-08 of Regulation S-X. Please promptly amend the current report to correct the deficiency noted above.

You may contact Lisa Etheredge at (202)551-3424 or John Cash at (202)551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or Craig Slivka at (202)551-4651 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

CC: Paul Simmons (*via e-mail*)
Ofsink, LLC